Oppenheimer Transition 2010 Fund

Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund. Accordingly, the following amounts have been reclassified for February 29, 2008. Net assets of the Fund were unaffected by the reclassifications.

                                                              Reduction to
                                    Reduction to              Accumulated
                                    Accumulated               Net Realized
         Increase to                Net Investment            Gain on
         Paid-in Capital            Loss                      Investments  1
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         $31,106                    $100,396                    $131,502


1. $31,165, including $30,121 of long-term capital gain, was distributed in connection with Fund share redemptions.